cm



SECU[illegible] COMMISSION
[illegible]49

07001767

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00



SEC MAIL PROCESSING
RECEIVED
APR 18 2007
WASH. D.C. 210 SECTION

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-50510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER - DEALER:

neric Trading of Philadelphia, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 3rd Avenue, 8th Floor
(No. and Street)

w York, (City) New York (State) 10017 (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

vatore A. Risi (212) 905-5716
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

HECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

AFFIRMATION

I, Salvatore A. Risi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Generic Trading of Philadelphia LLC for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature April 3, 2007
Date

Chief Financial Officer
Title

Subscribed and sworn
to before me this 3rd
day of April 2007



Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/~~2006~~ 2010

GENERIC TRADING OF PHILADELPHIA LLC
(S.E.C. I.D. No. 8-50510)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

GENERIC TRADING OF PHILADELPHIA LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of Generic Trading of Philadelphia LLC:

We have audited the accompanying statement of financial condition of Generic Trading of Philadelphia, LLC (the "Company") as of December 31, 2006, and the related statements of income, cash flows, and changes in members' interests subject to mandatory redemption for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Generic Trading of Philadelphia, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, i and j listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 3, 2007

GENERIC TRADING OF PHILADELPHIA, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CASH	$ 20,888
SECURITIES OWNED, AT MARKET VALUE	56,709,004
TOTAL ASSETS	$ 56,729,892

LIABILITIES AND MEMBERS' INTERESTS SUBJECT TO MANDATORY REDEMPTION

LIABILITIES	
Securities sold not yet purchased, at market value	$ 22,623,483
Payable to clearing broker	15,392,282
Distributions due to members	735,337
Total Liabilities	38,751,102
Members' interests subject to mandatory redemption	17,978,790
TOTAL LIABILITIES AND MEMBERS' INTERESTS SUBJECT TO MANDATORY REDEMPTION	$ 56,729,892

See notes to financial statements.

GENERIC TRADING OF PHILADELPHIA, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Principal Transactions	$ 70,994,623
EXPENSES:	
Commission	28,600,549
Exchange and clearing fees	35,847
Legal and professional fees	24,177
Other expenses	23,581
Total Expenses	28,684,154
NET INCOME	$ 42,310,469

See notes to financial statements.

GENERIC TRADING OF PHILADELPHIA, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 42,310,469
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in operating assets:	
Decrease in securities owned	51,313,689
(Decrease) in operating liabilities:	
Decrease in securities sold, not yet purchased	(27,969,317)
Decrease in accounts payable & accrued expenses	(53,738)
Decrease in payable to clearing broker	(16,305,739)
Decrease in distributions due to members	(1,343,360)
Net Cash provided by operating activities	$ 47,952,004
CASH FLOW FROM FINANCING ACTIVITIES:	
Members interests subject to mandatory redemption:	
Members' contributions	45,410,158
Members' distributions	(93,400,479)
Net cash used in financing activities	(47,990,321)
NET DECREASE IN CASH	(38,317)
CASH - December 31, 2005	$ 59,205
CASH - December 31, 2006	$ 20,888

See notes to financial statements.

GENERIC TRADING OF PHILADELPHIA, LLC

STATEMENT OF CHANGES IN MEMBERS' INTERESTS SUBJECT TO MANDATORY REDEMPTION YEAR ENDED DECEMBER 31, 2006

	Members' Interests Subject to Mandatory Redemption
BALANCE - January 1, 2006	$ 23,658,642
Net Income	42,310,469
Contributions	45,410,158
Distributions	(93,400,479)
BALANCE - December 31, 2006	$ 17,978,790

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Generic Trading of Philadelphia, LLC (the "Company") is a Delaware limited liability company which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Philadelphia Stock Exchange, Inc. The Company's managing member is Shear Trading Partners, Inc. (formerly known as Shear-Offman, Inc.) (the "Managing Member"). The non-managing Members ("Class B members") enter into proprietary security transactions on most security exchanges with their contributed capital upon admittance to the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades through a related entity, Carlin Equities, LLC (the "Introducing Broker"), which introduces the members' designated trading accounts, on a fully disclosed basis, to its clearing broker, Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned – Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned are stated at quoted market values with realized and unrealized trading and investment gains and losses reflected in principal transactions, on the accompanying Statement of Income. Also included in principal transactions revenue are associated dividends and interest received through the entity's accounts held with the Clearing Broker.

Income Taxes - The limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes.

Recent Accounting Pronouncements - In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of

block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for the Company's fiscal year beginning January 1, 2008, with earlier adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on the Company's Financial Statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Measurements, including an amendment to FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value which should improve financial reporting by reducing volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not eliminate disclosure requirements included in other accounting standards; including requirements for disclosures about fair value measurements included in SFAS No. 157, and SFAS No 107, Disclosures *about Fair Value of Financial Instruments.* SFAS No. 159 is effective for the Company's fiscal year beginning January 1, 2008, with earlier adoption permitted on condition that the provisions of SFAS No. 157 are simultaneously adopted. The provisions of SFAS No. 159 are to be applied prospectively. The Company is currently evaluating the potential impact of adopting SFAS No. 159 on the Company's Financial Statements.

3. PAYABLE TO CLEARING BROKER

The clearing and depository functions for the Company's security transactions are provided by the Clearing Broker. At December 31, 2006, all of the securities owned reflected on the statement of financial condition are security positions held as collateral by the Clearing Broker.

The Company's cash and securities are used to secure any amounts payable to the Clearing Broker and the securities sold, not yet purchased. Subject to the clearing agreement the Clearing Broker has the right to sell or repledge collateral held by it. The Managing Member monitors the trading activity of the Company to maintain adequate margin with the Clearing Broker.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006 there were no amounts to be indemnified to the Clearing Broker for these transactions.

4. MEMBERS' INTERESTS SUBJECT TO MANDATORY REDEMPTION

Members' interests subject to mandatory redemption represent member interests in the Company that are entitled to share in the profits and losses in accordance with the Company's operating agreement. Historically such amounts were classified as equity. The Company has applied guidance in SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* which requires equity interests with mandatory redemption features to be classified on the statement of financial condition as a liability because members' interest

obligates the Company to redeem the interests upon death or incapacity of the holders of the interests.

The operating agreement of the Company defines the rights and obligations of the members including the terms of profit and loss sharing arrangements for use of the Company's proprietary trading account.

The operating agreement was amended on February 22, 2007, to remove the mandatory redemption upon death or incapacity condition. From that date, the Company has classified members' interests as permanent equity.

The Managing Member in accordance with the operating agreement will contribute capital to the extent of the Class B members' deficit balances such that Class B Members' with positive balances will not be required to cover losses of Class B Members' with deficits. Historically, the Managing Member has allocated its capital to cover deficits in Class B Member accounts that have deficits at the time of their termination. Included within members' interests subject to mandatory redemption on the Statement of Financial Condition at December 31, 2006, is $190,713 related to Class B members' deficits.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased as of December 31, 2006 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 55,598,406	$ 21,843,308
Options (Listed)	890,221	754,467
Other	220,378	25,708
Total	$ 56,709,005	$ 22,623,483

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

6. RELATED PARTIES

The Company paid the Introducing Broker approximately $28.6 million of commissions for the year ended December 31, 2006. The Company has a service agreement with the Introducing Broker. Pursuant to the agreement, the Introducing Broker makes available its facilities and employees to provide administrative and brokerage services and office space. Currently, the Company does not provide any renumeration for these facilities and services to the Introducing Broker.

The trading criteria agreements signed by each Class B member provides for the reallocation to the Managing Member of a negotiated percentage of net income that is initially earned and

allocated to the capital accounts of Class B members'. The Managing Member was allocated approximately $2.1 million from members' income for the year ended December 31, 2006.

7. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's activities include the purchase and sale of exchange-traded derivative financial instruments such as equity options. These derivatives are used in arbitrage strategies and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of income and changes in members' capital as principal transactions revenue. All other financial instruments are carried at fair value or amounts approximating fair value.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK OR CONENTRATIONS OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. Primarily, these financial instruments include written options and securities sold, but not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

All securities transactions of the Company are cleared by the Clearing Broker pursuant to a clearing agreement. At December 31, 2006 all the securities owned, securities sold, not yet purchased and payable to clearing broker are positions with and amounts due to the Clearing Broker. The Company had substantially all of its individual counterparty concentration with the Clearing Broker.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

9. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. The derivative contracts that the Company holds or issues are exchange-traded options contracts. Typically, derivative contracts serve as components of the Company's trading strategies and are utilized primarily to structure and hedge investments to enhance performance and reduce risk to the Company. The Company records its derivative activities on a mark-to-market basis. Market values are determined by using quoted market prices.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2006, the Company had a net capital deficit of $10,535,402. The ratio of aggregate indebtedness to net capital was negative. Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

The deficit was caused by the reclassification of members' capital to members' interests subject to mandatory redemption which is not allowable capital under Rule 15c3-1. On February 21, 2007, when the Company's management determined that its operating agreement's mandatory redemption clause required the reclassification it promptly amended its operating agreement. As discussed in Note 4, the Company made the amendment on February 22, 2007 which then allowed it to treat members' interest as allowable capital under Rule 15c3-1. Subsequent to the amendment the Company was in compliance with Rule 15c3-1. Had the terms of the operating agreement not required a mandatory redemption at the close of the reporting period, then under Rule 15c3-1, the reclassification would not have been required. The reconciliation provided on supplemental schedules g & j; indicates that the firm recorded a net capital surplus of $7,443,388, prior to the reclassification of member's capital to member's interests subject to mandatory redemption.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

11. CONTINGENT LIABILITIES AND GUARANTEES

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial statements.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin ending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

12. SUBSEQUENT EVENTS

On January 2, 2007, the assets of the Managing Member were acquired by RBC Capital Markets Corporation ("CMC"), a wholly-owned subsidiary of RBC USA Holdco Corporation (the "Parent"). The Parent is a wholly-owned subsidiary of Royal Bank of Canada.

During January 2007, an amount of $3,000,000 was received from the Parent to finance the growth of operations within the Company.

On February 22, 2007, the Members' operating agreement was amended to reflect the Parent as the new managing member and to remove the mandatory redemption upon death or incapacity condition.

* * * * *

GENERIC TRADING OF PHILADELPHIA, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934 DECEMBER 31, 2006

Reconciliation between the net capital as computed from the annual audits financial statements and that originally reported by the Company in its unaudited Part II of Form X-17A-5:

	Unaudited Amount per FOCUS	Adjustment	Amount per Annual Audit
COMPUTATION OF REGULATORY CAPITAL:			
Members' equity	$ 18,169,503	$ (18,169,503) (A)	$ -
NONALLOWABLE ASSETS:			
Due from Members	190,713	(190,713) (B)	-
NET CAPITAL (DEFICIT) BEFORE HAIRCUT ON SECURITY POSITION	17,978,790	(A)	-
HAIRCUT ON SECURITY POSITIONS	10,535,402	-	10,535,402
NET CAPITAL (DEFICIT)	$ 7,443,388	(A)	$ (10,535,402)
AGGREGATE INDEBTEDNESS	$ 735,337	17,978,790 (A)	$ 18,714,127
MINIMUM NET CAPITAL REQUIRED (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 100,000	$ 1,147,608	$ 1,247,608
CAPITAL EXCESS/ (DEFICIT) OF MINIMUM REQUIREMENTS	$ 7,343,388	$ (19,126,398) (A)	$ (11,783,010)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.10:1		N/A

(A) Adjustment to classify members' equity as members' equity subject to mandatory redemption.

(B) Adjustment to properly reflect members' deficits as a component of members' interest subject to mandatory redemption.

GENERIC TRADING OF PHILADELPHIA LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 3, 2007

Generic Trading of Philadelphia LLC
666 3rd Avenue
New York, New York

In planning and performing our audit of the financial statements of Generic Trading of Philadelphia LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated April 3, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except for the incorrect application of accounting principles generally accepted in the United States of America relating to the classification of members' interest on the statement of financial condition. The Company had been incorrectly classifying members' interests as members' equity when they should have been classified as a liability. The result of this misapplication was a net capital deficiency. On February 22, 2007 the Company corrected this by amending its operating agreement and thus becoming compliant with the Net Capital Rule.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives except as noted in the paragraph above.

This report is intended solely for the information and use of, management, the SEC, the Philadelphia Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END